

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 18, 2017

Frank A. Lodzinski
President and Chief Executive Officer
Earthstone Energy Inc.
1800 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

> **Re:** **Earthstone Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 10-K/A for the Fiscal Year ended December 31, 2016**
> **Filed July 31, 2017**
> **Response dated July 31, 2017**
> **File No. 001-35049**

Dear Mr. Lodzinski:

We have reviewed your July 31, 2017 response to our comment letter and the amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Properties, page 28

Proved Undeveloped Reserves, page 29

1.   We note from your response to prior comment 5 that you believe additional disclosure relating to the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves would not be beneficial to a reader due to the low conversion rate of such reserves and lack of material expenditures incurred during the year ended December 31, 2016.

However, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status. For example, this would appear to encompass various factors mentioned in your response, such as the low commodity price environment, your acquisition of Lynden Energy Corp., and the transaction with Bold Energy III LLC, and your consideration of these matters in deciding to change or delay your development plans.

As the $4.5 million of conversion costs incurred during 2016 appears to represent 6.4% and 16.8% of the total estimated future capital expenditures needed to develop your proved undeveloped reserves as of December 31, 2015 and 2016, based on the information presented in Exhibit 99.1 to your filings, you should also address the disparity between the percentages of costs incurred and reserves converted.

2.   We note your response to prior comment 6, indicating that you believe all of the proved undeveloped reserves as of December 31, 2016 will be developed within five years of being added to the proved undeveloped reserve inventory; also explaining that since you did not acquire any such reserves until December 2014, the oldest proved undeveloped reserves as of December 31, 2016 were two years old.

However, the five year development timeframe is a criteria that is relevant to the definition of proved undeveloped reserves, whether acquired or added by establishing the geological and economic criteria for interests already owned. We note that you disclosed proved undeveloped reserves prior to December 2014, in your annual reports for the fiscal year ended March 31, 2012, and subsequently.

Please submit a schedule showing the net reserve quantities and the corresponding number of gross drilling locations, stratified by year of initial disclosure, relating to the 2,690 MBoe of proved undeveloped reserves that you disclose as of December 31, 2016. Also specify the dates, as of December 31, 2016, on which these volumes were scheduled to be converted to proved developed reserves and advise us of any subsequent changes. Please also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop these reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Obligations and Commitments, page 50

3.   The response to prior comment 7 indicates that the non-cancelable fixed costs to reserve pipeline capacity for gathering and processing were "captured entirely within the proved developed producing cash flows" as of December 31, 2016.

If such costs are incurred in order to deliver your production to market and are therefore necessary to the future production and development of the underlying reserves, please explain your rationale for excluding all of the costs from the cash flows estimated for proved developed non-producing, shut-in and undeveloped reserves, for periods coincident with the term of the transportation agreement.

Furthermore, if you have not included these contractual costs as part of the costs of operations in your estimates of future cash flows, please tell us how you confirmed the economic producility of your proved developed non-producing, shut-in and undeveloped reserves. Refer to the definitions of economic producibility and proved reserves under Rule 4-10(a)(10) and (a)(22) of Regulation S-X.

Form 10-K/A for the Fiscal Year Ended December 31, 2016

Exhibit 99.1

4.   We note that your response to prior comment 11, regarding the exclusion of costs associated with the settlement of asset retirement obligations, appears to focus on the level of materiality of such costs. Please ensure that net costs to abandon your proved properties are nevertheless reflected in your standardized measure of future net cash flows in future filings to adhere to these disclosure requirements.

You may contact John Cannerella, Staff Accountant, at (202) 551- 3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the financial statements and related matters. For questions regarding these comments, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt
        Jones & Keller, P.C.